This Form CB contains 9 pages, including all exhibits.


05073201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
DEC 02 2005
WASH, D.C.

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Takara Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Takara Co., Ltd.
19-16, Aoto 4-chome, Katsushika-ku,
Tokyo, 125-8503, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takara Co., Ltd.
19-16, Aoto 4-chome, Katsushika-ku,
Tokyo, 125-8503, Japan
Tel: 81-3-33603-2131
Ryozo Kubo
Chief of Finance & Accounting and Operating Officer

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 22, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of press release issued to Japanese wire service and distributed to U.S. media outlets via wire service.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the press release.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On August 22, 2005, Takara Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Takara CO., Ltd.

By: 

Name: Nobuyuki Okude
Title: President & CEO
Date: December 2, 2005

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of press release issued to Japanese wire service and distributed to U.S. media outlets via wire service.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

(Translation)

December 2, 2005

To whom it may concern:

Corporate Name: Takara Co., Ltd.
Representative: Nobuyuki Okude
President & CEO
(Securities Code No. 7969:
Tokyo Stock Exchange, First Section)
Contact: Ryozo Kubo
Corporate Officer and Chief of Corporate Strategy & Finance
Tel: 03-3603-2134

Announcement of the Completion of Purchase of Shares from Shareholders

As we notified you by "Announcement of Shareholders' Request for Share Purchase by the Company" dated September 26, 2005, we had received requests from our shareholders for share purchase by the Company in accordance with Articles 408-3 and 245-3 of the Commercial Code, on account of their disapproval of Item No. 1 "Approval for the merger agreement between the Company and TOMY Company, Ltd." submitted at the extraordinary general meeting of shareholders held on September 6, 2005. We have completed by today relevant procedures in relation to all requests for purchase as follows:

1. Total number of shares purchased:
   6,549,900 shares
   Due to the withdrawal of requests for purchase by a number of shareholders, the total number of shares purchased is 20,000 shares less than the 6,569,900 shares previously announced as the total number of shares subject to the request for purchase in "Announcement of Shareholders' Request for Share Purchase by the Company" dated September 26, 2005.

2. Total amount of the purchase price:
   3,497,646,600 JPY

3. Effect on business performance:
   Shares purchased will be handled as an adjustment item in the capital section of the balance sheet, as a re-purchase of the Company's own shares; thus, the purchase will have no effect on the Company's profits and losses.

End of document